August 12, 1997




via EDGAR Transmission
----------------------

Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, DC  20549

Re: Creative Programming and Technology Ventures, Inc. Commission File No. 0-19817 Form 15

Ladies and Gentlemen:

     This letter is transmitting to you the Form 15 being filed on behalf of Creative Programming and Technology Ventures, Inc. ("CPTV"). Pursuant to Rule 12g-4(a), CPTV hereby requests acceleration of the effective date of the de-registration to as early a date as possible. In support of this request for acceleration of the effective date of this de-registration, we state as follows:

     CPTV has approximately 80 holders of record calculated in accordance with Rule 12g5-1. No securities are known to CPTV to be held by a voting trust, deposit agreement or other similar arrangement. Furthermore, CPTV does not have any knowledge that would indicate the form of holding of any securities is being used primarily to circumvent the provisions of Section 12(g) of the Securities Exchange Act of 1934.

     Effective August 13, 1997, CPTV common stock is no longer being quoted on the Nasdaq SmallCap Market, as a result of actions taken by Nasdaq to delist CPTV's common stock, and despite several appeals by CPTV to maintain the listing.





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Securities and Exchange Commission
August 12, 1997
Page 2

     Please let us know as soon as possible the effective date of the Form 15 de- registration request. Please do not hesitate to contact the undersigned if you have any questions.

                                               Sincerely yours,


                                               Herrick K. Lidstone, Jr.
                                               For the Firm

cc:      Gary R. Vickers, President
         Creative Programming and Technology Ventures, Inc.